SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

              Commission File Number     1-9914

                    RISER FOODS, INC.
   (Exact name of registrant as specified in its charter)


       5300 Richmond Road, Bedford Heights, Ohio, 44146
                       (216) 292-7000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Class A Common Stock, $0.01 Par Value
   (Title of each class of securities covered by this form)

                         None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i) [ ]   Rule 12h-3(b)(1)(ii)[ ]
       Rule 12g-4(a)(1)(ii)[ ]   Rule 12h-3(b)(2)(i) [ ]
       Rule 12g-4(a)(2)(i )[ ]   Rule 12h-3(b)(2)(ii)[ ]
       Rule 12g-4(a)(2)(ii)[ ]   Rule 15d-6          [ ]
       Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934 Riser Foods, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: September 18, 1997           By:/s/ Ronald W. Ocasek
                                   Ronald W. Ocasek, Senior Vice
                                   President, Chief Financial
                                   Officer and Treasurer